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Dave Petruziello · 3rd

Founder and BDO at Vocana Music

Greater Cleveland · Contact info

500+ connections

Message   (More)

Vocana

University of Michigan

Featured



The Steve Popovich Legacy Foundation | TEAM
popovich-foundation

The Steve Popovich Legacy Foudation provides scholarships to students in the music business who...

Steve Popovich.
Sureal Music

A tribute to Steve Popovich. One of the Industry Greats Steve Popovich has been described as having "coal...

Experience

Founder and BDO
Vocana · Full-time
Feb 2021 – Present · 8 mos
Nashville, Cleveland, Los Angeles, New York

Senior Vice President
STEVE POPOVICH LEGACY FOUNDATION
May 2014 – Present · 7 yrs 5 mos
Greater Nashville Area

The Steve Popovich Legacy Foundation (SPLF) is a nonprofit organization formed exclusively for charitable and educational purposes. Providing scholarships for Berkley School of Music (Boston) and Tri-C (Cleveland). SPLF's Mission is to preserve and promote the arts by honoring the the cultural legacy and a 40 year storied career of Steve Popovich Sr. He championed the c ...see more

Steve Popovich Legacy Foundation (nonprofit)

Founder/Chief Executive Officer
Sureal Music
Nov 2014 – Feb 2021 · 6 yrs 4 mos
Cleveland and Nashville

You will hear about us and see us very soon...

COO/CO-Founder
LUVO
Luvo.
Nov 2009 – Jul 2013 · 3 yrs 9 mos
Greater Boston Area

www.luvolearn.com

CEO / Founder
Ziello Labs
Apr 2007 – Jan 2009 · 1 yr 10 mos

The product line which is now Mission Athlete Care by Mia Hamm. Ziello Labs partnered with Mago Skin Care to develop and market the brand which is now the product line "Mission Athlete Care by Mia Hamm. We partnered and supplied the Documentary/Movie "Running the Sahara" narrated by Matt Damon and produced by James Moll with all their skin care products ...see more

Show 3 more experiences ∨

Education



University of Michigan
2002, Anatomy and Physiology, Sports Management and Communication
1998 – 2002
Activities and Societies: 4 year starter and letter winner on the football team



Lake Catholic High School
1994 – 1998

Skills & endorsements

Start-ups · 49

 Endorsed by **Justin Wu and 1 other who is highly skilled at this**

 Endorsed by **2 of Dave's colleagues at Luvo.**

Marketing Strategy · 58

 Endorsed by **2 of Dave's colleagues at Luvo.**

Marketing · 69

 Endorsed by **2 of Dave's colleagues at Luvo.**

 Endorsed by **7 people who know Marketing**

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Accomplishments

1   **Project**
    Steve Popovich Legacy Foundation   ⌄

Interests



Football Alumni of Michigan
210 members



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